Mercedes-Benz Auto Lease Trust 2023-A
Investor Report

Collection Period Ended   30-Sep-2024

Amounts in USD

Dates

Collection Period No.	17			
Collection Period (from... to)	1-Sep-2024	30-Sep-2024		
Determination Date	10-Oct-2024			
Record Date	11-Oct-2024			
Payment Date	15-Oct-2024			
Interest Period of the Class A-1 Notes (from... to)	16-Sep-2024	15-Oct-2024	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Sep-2024	15-Oct-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	355,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	493,000,000.00	98,097,481.42	57,034,110.33	41,063,371.09	83.292842	0.115688
Class A-3 Notes	463,100,000.00	463,100,000.00	463,100,000.00	0.00	0.000000	1.000000
Class A-4 Notes	77,900,000.00	77,900,000.00	77,900,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,389,000,000.00**	**639,097,481.42**	**598,034,110.33**	**41,063,371.09**		
Overcollateralization	193,911,701.69	193,906,683.46	193,906,683.46			
Total Securitization Value	**1,582,911,701.69**	**833,004,164.88**	**791,940,793.79**			
present value of lease payments	794,491,414.69	317,244,665.23	293,921,029.35			
present value of Base Residual Value	788,420,287.00	515,759,499.65	498,019,764.44			

	Amount	Percentage
Initial Overcollateralization Amount	193,911,701.69	12.25%
Target Overcollateralization Amount	193,906,683.46	12.25%
Current Overcollateralization Amount	193,906,683.46	12.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.240000%	428,359.00	0.868882	41,491,730.09	84.161724
Class A-3 Notes	4.740000%	1,829,245.00	3.950000	1,829,245.00	3.950000
Class A-4 Notes	4.710000%	305,757.50	3.925000	305,757.50	3.925000
Total		**2,563,361.50**		**$43,626,732.59**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,503,766,116.61**	**753,858,579.80**	**712,795,208.71**

Available 2023-A Collections	
Lease Payments Received	20,963,286.43
Net Sales Proceeds-early terminations (incl Defaulted Leases)	23,080,727.52
Net Sales Proceeds-scheduled terminations	8,630,882.32
Excess wear and tear included in Net Sales Proceeds	19,189.66
Excess mileage included in Net Sales Proceeds	68,369.06
Subtotal	**52,674,896.27**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	203,854.20
Total Available Collections	**52,878,750.47**

Distribution on the Exchange Note	
(1) Total Servicing Fee	694,170.14
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (5.25%)	3,298,131.29
(3) Exchange Note Principal Distributable Amount	41,063,371.09
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	7,823,077.95
Total Distribution	**52,878,750.47**

Available Funds ABS Notes	
Total Exchange Note Payments	44,361,502.38
Reserve Account Draw Amount	0.00
Total Available Funds	**44,361,502.38**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	2,563,361.50
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	41,063,371.09
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	734,769.79
Total Distribution	**44,361,502.38**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	694,170.14	694,170.14	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,563,361.50	2,563,361.50	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	428,359.00	428,359.00	0.00
thereof on Class A-3 Notes	1,829,245.00	1,829,245.00	0.00
thereof on Class A-4 Notes	305,757.50	305,757.50	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,563,361.50	2,563,361.50	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	41,063,371.09	41,063,371.09	0.00
Principal Distribution Amount	41,063,371.09	41,063,371.09	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,957,279.25
Reserve Fund Amount - Beginning Balance	3,957,279.25
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	15,586.46
minus Net Investment Earnings	15,586.46
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,957,279.25
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	15,586.46
Net Investment Earnings on the Exchange Note	
Collection Account	188,267.74
Investment Earnings for the Collection Period	203,854.20

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,582,911,701.69	34,991
Securitization Value beginning of Collection Period	833,004,164.88	20,763
Principal portion of lease payments	13,351,774.08	
Terminations- Early	18,049,872.18	
Terminations- Scheduled	7,208,107.80	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,453,617.03	
Securitization Value end of Collection Period	791,940,793.79	19,939

Pool Factor	50.03%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	11.25%	11.25%
Weighted Average Remaining Term (months)	28.22	17.11
Weighted Average Seasoning (months)	14.94	26.78
Aggregate Base Residual Value	998,583,831.26	573,222,628.94
Cumulative Turn-in Ratio		28.34%
Proportion of base prepayment assumption realized life to date		79.27%
Actual lifetime prepayment speed		0.82%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	782,952,427.04	19,740	98.87%
31-60 Days Delinquent	6,091,321.51	131	0.77%
61-90 Days Delinquent	2,173,483.53	52	0.27%
91-120 Days Delinquent	723,561.71	16	0.09%
Total	791,940,793.79	19,939	100.00%

Delinquency Trigger	**5.147%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.366%
Delinquency Trigger occurred	No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Number of Leases	Cumulative Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,981,000.21	47	35,750,135.40	793
Liquidation Proceeds	1,171,139.93		24,870,513.09	
Recoveries	610,843.99		6,229,057.07	
Principal Net Credit Loss / (Gain)	199,016.29		4,650,565.24	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):
Current Collection Period 0.294%
Prior Collection Period (0.040%)
Second Prior Collection Period 0.263 %
Third Prior Collection Period 0.514 %

Four Month Average 0.258%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value 0.294%

Average Net Credit Loss / (Gain) 5,864.52

Residual Loss	Current Amount	Number of Leases	Cumulative Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	25,730,596.80	777	462,603,996.55	14,256
Sales Proceeds and Other Payments Received	29,720,928.41		538,723,393.50	
Residual Loss / (Gain)	(3,990,331.61)		(76,119,396.95)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):
Current Collection Period (5.894)%
Prior Collection Period (5.535%)
Second Prior Collection Period (4.881%)
Third Prior Collection Period (4.192%)

Four Month Average (5.126)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value (4.809)%

Average Residual Loss / (Gain) (5,339.46)